Agora, Inc. Announces Executive Leadership Update

SANTA CLARA, Calif., December 7, 2023 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced a change in its executive leadership. Stanley Wei will step down from his roles as the Company’s Chief Strategy Officer and Chief Operating Officer, Agora. Mr. Wei will transition his operational responsibilities to Tony Zhao, founder, chairman and CEO of the Company, and Tony Wang, Chief Revenue Officer, Agora, effective December 7, 2023.

“I had an amazing run with Tony and the team around the world, and I am proud of what we have accomplished. I wish Agora and all my colleagues the very best,” said Stanley Wei.

“We thank Stanley for his passion and strategic insights,” said Tony Zhao. “Stanley has helped cultivate a performance driven culture at Agora and laid a solid foundation for future growth in strategy, internal process, and organization. We wish Stanley every success in his future endeavors. The global market remains a strategic priority for us, and I will work closely with the senior leadership team of Agora to take over the responsibilities of operation and continue to drive growth.”

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io